September 19, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of iShares Trust, under the Exchange Act of 1934:

- iShares iBonds Oct 2029 Term TIPS ETF

- iShares iBonds Oct 2030 Term TIPS ETF

- iShares iBonds Oct 2031 Term TIPS ETF

- iShares iBonds Oct 2032 Term TIPS ETF

- iShares iBonds Oct 2033 Term TIPS ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com